SQUIRE, SANDERS & DEMPSEY L.L.P. 4900 Key Tower 127 Public Square Cleveland, Ohio 44114	WACHTELL, LIPTON, ROSEN & KATZ 51 West 52nd Street New York, New York 10019

Office: Fax:	+1.216.479.8500 +1.216.479.8780	Office: Fax:	+1.212.403.1000 +1.212.403.2000

September 29, 2008

VIA EDGAR AND COURIER

Jennifer Hardy, Branch Chief

Jeffrey Gordon, Staff Accountant

Lisa Haynes, Staff Accountant

Chambre Malone, Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Ashland Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 15, 2008

File No. 333-152911

Dear Ms. Hardy, Mr. Gordon, Ms. Haynes and Ms. Malone:

We are in receipt of your letter dated September 26, 2008 (the “September 26 Letter”) setting forth comments with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment No. 1”). On behalf of our respective clients, set forth below are the responses of Ashland Inc. (“Ashland”) and Hercules Incorporated (“Hercules”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the September 26 Letter. The responses to the Staff’s comments are provided in the order in which the comments were set out in the September 26 Letter and are numbered correspondingly. For convenience, the Staff’s comment precedes each response.

References in this response letter to section headings refer to section headings in Amendment No. 2 to Ashland’s Registration Statement on Form S-4 (“Amendment No. 2”), as filed concurrently with this response letter via EDGAR submission. Amendment No. 2 reflects changes made in response to the Staff’s comments and other appropriate changes and updating information. We are also providing to the Staff four courtesy unmarked copies of Amendment No. 2 and four courtesy copies of Amendment No. 2 that are marked to show changes from Amendment No. 1. Unless otherwise indicated, all references to page numbers in the below responses to your comments are to pages of the marked version of Amendment No. 2 provided herewith.

Jennifer Hardy, Branch Chief

Jeffrey Gordon, Staff Accountant

Lisa Haynes, Staff Accountant

Chambre Malone, Attorney

General

1.	We note that Ashland expects to pay approximately $2.1 billion for the cash portion of the merger and we note the statement on page 9 that only $12 million of the financing commitment may be used to consummate the merger on the closing date. Please clarify how Ashland intends to fund the cash portion of the merger.

Response: In response to the Staff’s comment, we have revised the disclosure on page 9 to clarify that the $12 million is a reference to the revolving credit facility only, which is in addition to the $1.450 billion senior secured credit facility, the $750.0 million senior unsecured bridge loan facility and Ashland’s existing cash balances that are intended to be available to fund the cash portion of the merger.

2.	We note that you plan to finance the merger with Ashland stock, as indicated in the last paragraph on page 17. Please clarify how you will finance the merger with Ashland stock (e.g. disclose whether any shares of Ashland stock will be sold to finance the merger).

Response: In response to the Staff’s comment, we have revised the disclosure on page 17 to clarify that shares of Ashland common stock will be issued only in exchange for shares of Hercules common stock. Ashland shares of common stock will not be sold to finance the merger.

Risk Factors, page 17

“If Ashland is unable to finance the merger, the merger will not be completed,” page 17

3.	Please clarify your statement that Ashland has received commitments from lenders to provide an aggregate of up to $2.7 billion in financing for the transaction in light of the disclosure on page 9 that only $12 million of the financing commitment may be used to consummate the merger.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 9 and 17 to clarify the committed financing for the transaction and for general corporate purposes.

The Merger, page 32

4.	Please disclose the details of the potential alternative transactions involving Hercules’ paper chemicals business, as discussed in the August 16, 2007 Hercules’ board meeting. For example, please discuss the type of alternative transactions considered by the board of directors and disclose whether the transactions involved another third party (i.e. not Ashland).

Response: In response to the Staff’s request, we have revised the disclosure on page 32 accordingly.

Jennifer Hardy, Branch Chief

Jeffrey Gordon, Staff Accountant

Lisa Haynes, Staff Accountant

Chambre Malone, Attorney

Opinion of Credit Suisse Securities (USA) LLC, page 41

5.	We note that Hercules disclosed financial forecasts of Hercules to Credit Suisse and Ashland. Please revise your registration statement to disclose the financial projections.

Response: In response to the Staff’s request, we have inserted Hercules’ financial forecast information on pages 114-115.

Hercules Analyses, page 43

Hercules Selected Companies Analysis, page 43-44

6.	We note the description of the Hercules Selected Companies Analysis prepared by Credit Suisse. We further note that Credit Suisse relied on EBITDA estimates provided by Hercules’ management. Please revise your description of the Hercules Selected Companies Analysis to disclose the EBITDA estimates.

Response: In response to the Staff’s request, we have revised the disclosure on page 44 accordingly.

Hercules Selected Transactions Analysis, page 45

7.	We note the description of the Hercules Selected Transaction Analysis prepared by Credit Suisse. We further note that Credit Suisse relied on actual LTM EBITDA for Hercules as of March 31, 2008, using financial information provided by Hercules’ management. Please revise your description of the Hercules Selected Transaction Analysis to disclose the actual LTM EBITDA for Hercules as of March 31, 2008.

Response: In response to the Staff’s request, we have revised the disclosure on page 45 accordingly.

Hercules Discounted Cash Flow Analysis, page 45

8.	We note the description of the Hercules Discounted Cash Flow Analysis prepared by Credit Suisse. We further note that Credit Suisse relied on internal estimates of Hercules’ estimated weighted average cost of capital. Please revise your description of the Hercules Discounted Cash Flow Analysis to disclose Hercules’ estimated weighted average cost of capital.

Response: In response to the Staff’s request, we have revised the disclosure on page 45 accordingly.

Jennifer Hardy, Branch Chief

Jeffrey Gordon, Staff Accountant

Lisa Haynes, Staff Accountant

Chambre Malone, Attorney

We appreciate the Staff’s attention to this filing and the opportunity to respond to the Staff’s comments. If you have further written comments or wish to discuss the foregoing responses to your comments, please direct them to, or contact, Jeff Margulies at (216) 479-8750/fax: (216) 479-8780 or Abby Brown at (703) 720-7894/fax: (703) 720-7801 of Squire, Sanders and Dempsey L.L.P. In addition, if you have any further questions that relate specifically to Hercules, you may call David A. Katz of Wachtell, Lipton, Rosen and Katz at (212) 403-1309.

Very truly yours,

/s/ Jeffrey J. Margulies	/s/ David A. Katz

Jeffrey J. Margulies	David A. Katz

cc:	David L. Hausrath

Richard G. Dahlen

Abby E. Brown

Jonathan H. Gordon